                              PHARMAINVEST, L.L.C.

January 16, 1998

                  PURCHASE PRICE INCREASED TO $13,200 PER UNIT

Dear Limited Partner in ALZA TTS Research Partners:

    PharmaInvest is pleased to inform you that it is increasing its Purchase Price from $12,000 to $13,200 per Unit, and is extending the Offer to February 2, 1998.

RISK FACTORS:

    - Although the Purchaser cannot predict the future value of the Partnership's assets or future selling prices of the Units, the Purchase Price could differ significantly from the proceeds that would be realized by holding the Units for the entire life of the expected payment stream of the Partnership's assets.

    - The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at the Purchase Price and the value of the expected payment stream of the Partnership's assets. There can be no assurance that the Purchase Price will be more or less than such value.

    - No independent person has been retained by the Purchaser or any of its affiliates to value or make any appraisal of the Units or to render any opinion with respect to the fairness of the Purchase Price and no representation is made with respect to the fairness of the Purchase Price.

    - Although there are limited resale mechanisms available to Holders through partnership matching services, there is no formal trading market for the Units. The Offer provides each Holder the opportunity to liquidate his or her investment in the Partnership without transfer fees and transaction costs generally incurred in secondary market sales (which can range from 5% to 8.75% of the sale price).

    We ask you to also consider the following information in evaluating our Offer. To assist you in your analysis, we enclose an attachment discussing our Offer, potential tax benefits and the SPAR valuation.

    - AT $13,200 PER UNIT, PURCHASE PRICE IS $500 HIGHER THAN INDEPENDENT THIRD PARTY VALUATION. ALZA Development Corporation, the General Partner of the Partnership, referenced in its previous correspondence a valuation of ALZA TTS Research Partners prepared by SECURITIES PRICING AND RESEARCH, INC. ("SPAR"), an independent appraiser that specializes in valuing partnerships. Subsequent to the General Partner correspondence, SPAR revised downward its "Fair Market Value" of the Units to $12,700. We have enclosed a copy of the SPAR valuation for your review.

    - POTENTIAL TAX BENEFIT, ENHANCED BY RECENT REDUCTION IN CAPITAL GAIN RATES TO 20%. If you retain your Units, distributions made to you should be taxed as ordinary income, at federal rates of up to 39.6% for individuals. If you sell your Units, the resulting gain should be taxed at capital gain rates, currently 20% for most individuals disposing of capital assets held more than 18 months. If you have held your Units since the original offering you will generally have no basis in the Units. As a result, all or substantially all of the Purchase Price should be taxable at lower capital gain rates. PHARMAINVEST IS NOT EXPRESSING AN OPINION AS TO THE TAX CONSEQUENCES OF TENDERING UNITS. HOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF ACCEPTING THE OFFER.

THE OFFER AND WITHDRAWAL RIGHTS WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON FEBRUARY 2, 1998, unless further extended. All other terms and conditions remain as set forth in the Offer to Purchase and the Letter of Transmittal, a copy of which is enclosed with this supplement. If you have already tendered your Units, we anticipate making payment within 30 days after the new Expiration Date. Should you have any questions please call our information agent MacKenzie Partners (800-322-2885).

Very truly yours,
PharmaInvest, L.L.C.

                70 EAST 55(TH) STREET, NEW YORK, NEW YORK 10023
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 ANALYSIS OF PHARMAINVEST OFFER, POTENTIAL TAX BENEFITS AND THE SPAR VALUATION

ALZA Development Corporation, the General Partner of the Partnership, referenced in its previous correspondence a valuation of ALZA TTS Research Partners prepared by SECURITIES PRICING AND RESEARCH, INC. ("SPAR"), an independent appraiser that specializes in valuing partnerships. Subsequent to the General Partner's correspondence, SPAR revised downward its "Fair Market Value" of the Units to $12,700. For your convenience below, you will find an analysis of PharmaInvest's Offer, related potential tax benefits and the SPAR valuation.

ACCEPTING THE OFFER:                                                                         PHARMAINVEST OFFER (PER UNIT)
Purchase Price                                                                                         $  13,200
Less: federal capital gains tax (@ 20%)                                                                   (2,640)
                                                                                                         -------
Net after-tax proceeds                                                                                 $  10,560

                                                                                                  SPAR VALUATION (PER
RETAINING YOUR UNITS:                                                                                    UNIT)
                                                                                                ------------------------
                                                                                                 Net Asset   Fair Market
                                                                                                   Value        Value
                                                                                                -----------  -----------
Estimated Net Present Value (NPV) of future distributions                                        $  16,900    $  12,700
Less: federal ordinary income tax (@ 39.6%)                                                         (6,690)      (5,030)
                                                                                                -----------  -----------
Estimated NPV of net after-tax distributions                                                     $  10,210    $   7,670

-- SPAR's "Net Asset Value" per Unit of $16,900 pre-tax, represents the current value of a stream of payments that you may receive over the next 9 years which have been discounted at a 10% discount rate.

    - A Holder willing to maintain an illiquid investment over a 9 year period and willing to accept a 10% return per year should realize over the years approximately $16,900 present value per Unit. Thus, on a pre-tax basis our $13,200 Offer appears to be not attractive.

    - However, as shown above, because of the significantly higher taxes paid on distributions (up to 39.6% ordinary income rate) versus the taxes paid on a sale (20% capital gain rate), on an after tax basis our Offer results in net after-tax proceeds of $10,560 per Unit which compares favorably with SPAR's "Net Asset Value" on an after-tax basis of $10,210 per Unit. A Holder that is or will be taxed at marginal federal income tax rates that are lower than 39.6% will receive greater net after tax distributions than the amounts shown above.

-- SPAR also calculates a "Fair Market Value" of $12,700 per Unit, which takes into consideration the lack of a liquid market for the Units as well as other risk factors inherent in the investment.

    - SPAR concludes that the "Fair Market Value" for a Holder who is not willing to maintain an illiquid investment over 9 years is $12,700 on a pre-tax basis; our $13,200 Offer exceeds this value by $500 ($13,200 vs $12,700) per Unit.

    - Furthermore, on an after-tax basis our Offer substantially exceeds the SPAR "Fair Market Value" by $2,890 ($10,560 vs $7,670) per Unit.
--------------------------------------------------------------------------------

THE PREVIOUS ANALYSIS SHOULD NOT BE CONSTRUED AS A RECOMMENDATION BY PHARMAINVEST TO ACCEPT OR DECLINE THE OFFER. PHARMAINVEST IS MAKING NO REPRESENTATION AS TO THE TAX CONSEQUENCES OF TENDERING UNITS. EACH HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR. PHARMAINVEST HAS NO AFFILIATION WITH SPAR AND DOES NOT ENDORSE THE SPAR VALUATION. IN ADDITION, PHARMAINVEST HAS NOT ENGAGED SPAR TO PREPARE THE SPAR VALUATION. THE SPAR VALUATION IS NOT RELATED TO THE OFFER. HOWEVER, ALZA DEVELOPMENT CORPORATION, THE GENERAL PARTNER OF THE PARTNERSHIP, REFERENCED IN ITS PREVIOUS CORRESPONDENCE THIS VALUATION.